EVEROCK INC.

Exploration & Mining


03022893

Toronto, May 30, 2003


SEC MAIL
JUN 16 2003

Office of International Corporate Finance
United Stated Securities and Exchange Commission
450 Fifth Street N.W. Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

Re: Exemption # 82 – 5163

SUPPL

Sir –

Enclosed please find the unaudited consolidated financial statements of Everock Inc. for the second fiscal quarter ended March 31, 2003.

We trust that you will find the enclosed to be in good order.

Yours truly,

Gabriel Regev
Vice-President and Director
Everock Inc.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Encl.

370 Winnett Avenue - Toronto - Ontario - Canada M6C 3M1
Tel: 416-822-5534 Fax 416-633-5534
everockinc.com@sympatico.ca

Consolidated Financial Statements of

EVEROCK INC.

(Formerly: Canadian Everock Explorations Inc.)

Second Quarter Ended March 31, 2003

(Unaudited – See Notes to Financial Statements)

EVEROCK INC.

Consolidated Balance Sheets
(Unaudited – See Notes to Financial Statements)
March 31, 2003

ASSETS

	March 31, 2003 (Unaudited)	September 30, 2002 (Audited)
CURRENT		
Cash	$ 4,519	
Accounts receivable	$ 100	$ 100
	4,619	100
OTHER		
Mineral resource properties	180,188	20,000
Capital assets	3,891	-
Goodwill	-	75,000
	184,079	95,000
	$ 188,698	$ 95,100

LIABILITIES

	March 31, 2003 (Unaudited)	September 30, 2002 (Audited)
CURRENT		
Accounts payable and accrued liabilities	$ 37,035	$ 5,825
Advances from shareholder	30,500	-
	67,535	5,825

SHAREHOLDERS EQUITY

	March 31, 2003 (Unaudited)	September 30, 2002 (Audited)
SHARE CAPITAL (Note 3)	492,465	304,600
DEFICIT (Page 3)	(371,302)	(215,325)
	121,163	89,275
	$ 188,698	$ 95,100

EVEROCK INC.

Consolidated Statements of Operations and Deficit
3 Months ended March 31, 2003 and March 31, 2002
(Unaudited – see Notes to Financial Statements)

	March 31, 2003 Unaudited		March 31, 2002 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
OPERATING EXPENSES				
Write off of goodwill	-	75,000	-	
Write off of mining interests	-	20,000	-	
Consulting fees	25,000	45,000	1,800	1,800
Shareholder information	-	5,620	1,298	1,498
Legal and audit	2,000	2,000	9,957	9,957
Office, general and administration	7,190	8,357	-	-
	34,190	155,977	13,055	13,255
Net (loss) for the period	$ (34,190)	$ (155,977)	$ (13,055)	$ (13,255)
(Deficit), Beginning of Period	(337,112)	(215,325)	(179,545)	(179,345)
(DEFICIT), END OF PERIOD	(371,302)	(371,302)	(192,600)	(192,600)
NET INCOME (LOSS) PER SHARE	$ (0.00)	$ (0.00)	$ 0.00	$ (0.00)

EVEROCK INC

Consolidated Statements of Cash Flows
3 Months ended March 31, 2003 and March 31, 2002
(Unaudited – See Notes to Financial Statements)

	March 31, 2003 Unaudited		March 31, 2002 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net (loss) for the period	$ (34,190)	$ (155,977)	$ (13,055)	$ (13,255)
Add: items not affecting cash flows:				
Write off of mining interests	-	20,000		
Write off of goodwill	-	75,000	-	-
	(34,190)	(60,977)	(13,055)	(13,255)
Changes in non-cash operating capital	30,709	32,210	13,055	13,255
	(3,481)	(28,767)	-	-
Investing Activities				
(Additions) to capital assets	-	(3,891)	-	-
(Additions) to mining interests	-	(10,188)	-	-
	-	(14,079)	-	-
Financing Activities				
Advances from shareholders	8,000	30,500	-	-
Issuance f common shares	-	17,865	-	-
	8.000	47,365	-	-
INCREASE IN CASH	4,519	4,519	-	-
CASH, BEGINNING OF PERIOD	-	-	-	-
CASH, END OF PERIOD	$ 4,519	$ 4,519	$ -	$ -

EVEROCK INC.

Notes to Consolidated Financial Statements
March 31, 2003
(Unaudited)

1. Summary of Significant Accounting Policies:

The accompanying policies and methods followed in preparing these financial statements are those used by Everock Inc. (the "Company") as set out in the September 30, 2002 audited financial statements. However, the unaudited financial statements for the three months ended March 31, 2003 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Company's September 30, 2002 audited financial statements.

The enclosed unaudited financial statements for the six months ended March 31 2003 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended March 31, 2003 is not indicative of the results that may be expected for the full year ended September 30, 2003.
Significant transactions

2. Significant Transaction:

(a) Cali-Gem Resources Inc.

On November 26, 2002, the Company acquired a 100% interest in Cali-Gem Resources Inc. ("Cali-Gem") The acquisition was accounted for as a reverse take-over as the original shareholders of Cali-Gem retain a voting control of the Company after the acquisition. The acquisition is being recorded using the purchase method and accordingly net assets of Cali-Gem are being recorded at their fair market value as follows:

Mineral resource properties	$	166,609
Capital assets		3,891
		170,500
Current liabilities		(500)
Purchase price	$	170,000

Cali-Gem owns interests in five Kapeskasing mineral properties and an option to acquire further interests in the Leek Springs California prospecting syndicate ("Leek Springs Interests")

3. Share Capital:

a) Authorized- An unlimited number of Common shares

b) Issued:	Number	$
Common shares		
Balance: September 30, 2002	44,160,000	304,600
Effects of consolidation on the basis of 1 for 9.5 shares	4,648,421	304,600
Shares cancelled	(263,632)	-
Issued for 100% of common shares of Cali-Gem Resources Inc.	17,000,000	170,000
Issued for finders fees	1,786,578	17,865
Balance: March 31, 2003	23,171,367	$ 492,465

EVEROCK INC.

Notes to Consolidated Financial Statements
March 31, 2003
(Unaudited)

4. Income taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historic taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or losses arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation will be adjusted in the period that is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, please refer to the September 30, 2001 audited financial statements. The benefit of these losses and the loss for the period ended have not been recognized in these financial statements.

At March 31, 2003, the Company's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.